

Mail Stop 3561

August 5, 2008

Michael J. Jackson
Chairman and Chief Executive Officer
AutoNation, Inc.
110 S.E. 6th Street
Fort Lauderdale, FL 33301

> **Re: AutoNation, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed February 28, 2008**
> **File No. 1-13107**

Dear Mr. Jackson:

        We have reviewed your response letter filed on May 30, 2008 to our comment letter dated April 17, 2008 and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates, page 23

1. We have reviewed your response to comment 1 in our letter dated April 17, 2008. Please address the following items in your response:

   • Unlike your proposed goodwill critical accounting policy, we note that your proposed franchise rights critical accounting policy in Attachment 2 does not indicate whether or not an impairment charge would have been necessary had your discounted cash flow model yielded a hypothetical 10% lower value. Please tell us and disclose in future filings if a hypothetical 10% decline in your franchise rights valuations would have resulted in an impairment charge during the historical periods presented and, if so, quantify the hypothetical impairment charge. If you do not believe this disclosure would be useful or appropriate, please explain your views to us in reasonable detail.

- Regarding the valuation of your inventory and in light of the current challenges in the automotive retail industry and the materiality of inventory to your balance sheet, please consider including information similar to that in your response as to why material inventory impairments have historically not been necessary. We believe this information should be included somewhere appropriate in your filing since it would enable investors to see the company through the eyes of management and provide them information about the quality of, and potential variability of, your earnings and cash flow, so that investors can ascertain the likelihood that past performance is indicative of future performance.

- Regarding your reserve for chargebacks, it remains unclear to us that this reserve is not subject to Rule 12-09 of Regulation S-X. Based on your disclosures in Note 1 to your financial statements, it appears that you must refund at least a portion of the commission revenues that you earn if the underlying contracts upon which you earned commission are terminated prior to their expirations, and these estimated refunds are your chargebacks. Based on this description, it appears to us that your chargeback reserve is effectively a sales return reserve. Additionally, it appears that these chargebacks have a significant impact on your results. For example, we note that the provision declined by $10.4 million from fiscal 2006 to 2007, and that change represented approximately 12% of the change in operating income for the same periods. Based on the above, it appears to us that you should present a rollforward of this reserve either in your footnotes or in Schedule II, and it also appears that any significant impact on your results, such as the impact on operating income noted above, should be clearly discussed in your analysis of results of operations within MD&A.

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Goodwill and Other Intangible Assets, net, page 52

2. We have reviewed your response to comment 3 in our letter dated April 17, 2008. We also acknowledge your segment-related response included in your response letter filed on January 6, 2006 during our prior review of your December 31, 2004 Form 10-K. Given that internal reporting often changes over time, and to help us better understand your conclusions regarding your goodwill impairment testing, please provide us with the following updated information regarding your operating segments:

- Please provide us with an updated description of how your company is structured and how operating performance is evaluated to help us better understand how you determined that the company has only one operating segment under the guidance in SFAS 131.

- If your chief operating decision maker ("CODM") solely consists of your CEO, please tell us how you considered whether other members of management were part of your CODM.
- Please explain the nature and contents of the financial information regularly reviewed by your CODM for assessing performance and allocating resources, and provide us with a representative copy of these reports. We note that these reports previously consisted of a quarterly analyst book, monthly operating results, quarterly operating results, and peer performance reports.
- If discrete financial information below the consolidated level is included in the reports reviewed by your CODM, please specifically address how you considered whether this lower level of information represented operating segments.
- Lastly, please describe the processes and persons involved in deciding to open or close individual stores.

3. If you have a single operating segment, it appears that each store may represent a "component" under paragraph 30 of SFAS 142. In this regard, we assume that each of your stores constitutes a business for which discrete financial information is available, that segment management regularly reviews the operating results of each store, and that not all stores have similar economic characteristics. Please tell us how you determined each store does not represent a component under SFAS 142. If each store were considered a component, it appears that stores with similar economic characteristics would be aggregated into a single reporting unit and dissimilar stores would be disaggregated into separate reporting units.

       Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

       You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have any questions regarding the financial statements and related matters. Please contact Mara L. Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3725 with any other questions.

                                 Sincerely,

                                 H. Christopher Owings

Assistant Director